Wyndham Worldwide Corporation

Seven Sylvan Way

Parsippany, New Jersey

(973) 496-8900

July 7, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Michael McTiernan, Esq.
Special Counsel

RE:	Wyndham Worldwide Corporation
Second Amendment to Registration Statement on Form 10
Filed June 26, 2006
Commission File No. 001-32876

Dear Mr. McTiernan:

Wyndham Worldwide Corporation (the “Company” or “we”) is hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2006 (the “Comment Letter”), in connection with the above-captioned Amendment No. 2 to Registration Statement on Form 10 (the “Registration Statement”). In addition, we have included with this response Attachment A, which includes certain sections of the form of information statement (the “Information Statement”) included in Amendment No. 3 to Registration Statement, which is being filed simultaneously with this response, to show additional changes we have made in the Information Statement to address the Staff’s comments.

In light of the direction provided to us in our conversations with the Staff on July 6, 2006, we have presented our response in the form of a single answer to both comments contained in the Comment Letter so that we can fully explain the Company’s revenue recognition policies in a comprehensive format which we believe provides the information sought in your questions in a more responsive manner. In addition, our response encompasses the representations made to the Staff during our conference call with the Staff on June 28, 2006 and addresses the specific questions raised by the Staff during our conversations and in previous comment letters.

We have prepared our response to describe in detail the various revenue recognition scenarios for our sales of Vacation Ownership Interests (“VOIs”).

Introduction

In 2005, we generated approximately $1.4 billion in gross VOI revenues (as disclosed on page 28 of the Information Statement). Such revenues are the result of sales contracts executed between the Company and purchasers of VOIs. During 2005, VOI purchasers paid the full purchase price in cash for approximately 25% of our gross VOI sales, while the remaining purchasers (approximately 75%) elected to utilize financing provided by us. We recognize the revenue on executed sales contracts once the criteria in SFAS 66 are met (as detailed below). The purchaser’s rights to the relevant VOI purchased begin upon the execution of the sales contract without regard to (a) whether the purchaser (i) paid the purchase price in the contract in full with cash upon execution or (ii) paid a down payment of at least 10% and chose financing provided by us for the remainder of the purchase price and (b)

whether the building to which the relevant VOI relates is (i) completed or (ii) under construction. In transactions where purchasers elect financing provided by us, such purchasers are required to make monthly payments starting no later than 45 days after the minimum 10% down payment is received, regardless of whether the VOI purchased is in a fully completed timeshare building or a partially completed timeshare building. Such monthly payments are required to amortize the financed balance over a customary period for this type of financing contract. Generally, the amortization period is seven or ten years. We believe that the other terms of the financing contract are at market and are customary for the sale of VOIs.

We recognize revenues with respect to VOI sales under the following four different scenarios:

I	The full accrual method where no seller financing is provided

II	The full accrual method where seller financing is provided

III	The percentage-of-completion (“POC”) method where no seller financing is provided

IV	The POC method where seller financing is provided

I.	Full Accrual Method Where No Seller Financing is Provided

The following describes a typical scenario where we would recognize revenues on a sale of a VOI under the full accrual method where no seller financing is provided:

The Company has a fully completed timeshare building and the purchaser acquires the relevant VOI with 100% of the purchase price paid in cash to the Company at closing when the sales contract is signed by the purchaser. The signing of the sales contract and receipt in cash of the full purchase price by the Company are simultaneous. However, since the purchaser has the opportunity to rescind his or her sales contract for some period of time following execution, the Company does not recognize revenues on a sale until the relevant rescission period has passed (which rescission periods vary by state).

We record revenues based upon the criteria set forth in paragraph 3 of SFAS No. 66 based on the fact that:

i.	the VOI is sold,

ii.	the profit is determinable since the sale price is reasonably assured in full (the sale price is established at the time the contract is signed), and

iii.	the earnings process is complete since the Company does not have to perform any other significant activities after the sale to earn the profit.

We recognize revenues under the full accrual method is further supported by Paragraphs 5 and 6 of SFAS No. 66 (Paragraph 5 a-d) as follows:

i.	The sale is consummated (SFAS 66 Paragraph 6 (a-d)) as follows:

a.	the parties are bound by the terms of the contract that is signed at closing, after the statutory rescission period has elapsed,

b.	all consideration has been exchanged, since the Company provides the purchaser with the VOI and the Company is paid 100% of the purchase price at the same time,

c.	there is no financing, since the Company receives 100% of the purchase price in cash at the time of the sale, and

d.	all conditions to the closing have been satisfied since there are no contingencies to the sale. As described above, the Company recognizes revenues once the statutory rescission period has elapsed.

ii.	There is no need to evaluate the purchaser’s initial and continuing investment, as 100% of the purchase price for the relevant VOI is paid at the time of purchase.

iii.	There is no receivable since 100% of the purchase price for the relevant VOI is paid at the time of purchase (i.e., at the time the sales contract is executed).

iv.	The seller has transferred to the purchaser the usual risks and rewards of ownership and does not have continuing involvement with the VOI. The purchaser owns 100% of the VOI as 100% of the purchase price was received by the Company at time of the signing of the contract. The purchaser receives a deed (or equivalent) to the VOI as soon as practically possible following the signing of the contract.

II.	Full Accrual Method Where Seller Financing is Provided

The following describes a typical scenario where we would recognize revenues on a sale of a VOI under the full accrual method where seller financing is provided:

The Company has a fully completed timeshare building and the purchaser acquires the relevant VOI with a minimum 10% down payment, with the Company providing seller financing for the remaining portion (not to exceed 90%) of the purchase price. The Company does not offer any third party financing. In addition, if the purchaser makes a down payment of less than 10% of the purchase price, the Company accounts for any monies received from the purchaser as a deposit until a 10% down payment has been received by the Company.

As described in Item I above, the criteria for recognizing revenues under Paragraph 3 of SFAS 66 have been met.

We recognize revenues under the full accrual method in accordance with paragraphs 5 and 6 of SFAS No. 66 (Paragraph 5 a-d) based on the fact that:

i.	The sale is consummated (SFAS 66 Paragraph 6 (a-d)) as follows:

a.	the parties are bound by the terms of the contract that is signed at closing, once the statutory rescission period has elapsed,

b.	all consideration has been exchanged, as the Company provides the purchaser with a VOI, while the Company receives a minimum 10% initial cash down payment, plus a financing contract for the remaining 90%. All of this consideration is exchanged at the time of closing,

c.	permanent financing has been arranged. The purchaser signs a financing contract with the Company for the balance of the purchase price at the time the sales contract is signed, and

d.	all conditions to the closing have been satisfied. After the minimum 10% down payment has been received by us and the financing contract for the balance of the purchase price is signed, the purchaser will receive delivery of the VOI deeded interest (or equivalent) and we will have transferred the usual risks and rewards of ownership. As described above, we do not recognize revenues until the statutory rescission period has elapsed.

ii.	The purchaser’s initial and continuing investments are adequate to demonstrate commitment to pay for the VOI.

a.	Initial Investment

➢	The purchaser’s initial investment is represented by the cash received as a down payment (SFAS 66 Paragraph 9). The Company does not include in the initial investment the types of loans or payments described in SFAS 66 Paragraph 10.

➢	The initial investment represented by the minimum 10% down payment is deemed sufficient to satisfy the minimum investment criteria by demonstrating the purchaser’s commitment to pay for the VOI and a reasonable likelihood that the seller will collect the receivable.

➢	As noted in SFAS No. 66 Paragraph 54, the “single-family residential property (including condominium or cooperative housing)” and related subsection “secondary or residential residence,” 10% is an acceptable minimum initial investment expressed as a percentage of sales value (SFAS 66 Paragraph 11).

b.	Continuing Investment

➢	The purchaser is required to commence monthly payments, comprised of interest and principal, not more than 45 days from the date that the financing contract is signed and the minimum 10% down payment is received.

➢	The financing contracts generally have seven or ten year terms and require equal monthly payments that fully amortize the financing contract balance over the stated term. Based on the Company’s and its predecessors’ approximately 25 years of experience in this industry and their having provided a significant amount of seller financing to purchasers, the Company believes that seven or ten years is within normal and customary periods for amortization of this type of loan.

➢	Based on the Company’s and its predecessors’ approximately 25 years of experience in the industry, the Company has a significant collection history that it believes demonstrates the Company’s ability to reliably estimate the collectibility of its receivables and that provides reliable evidence that the majority of borrowers will perform under their financing contracts.

III.	POC Method Where No Seller Financing is Provided

The following describes a typical scenario where we would recognize revenues on a sale of a VOI under the POC method where no seller financing is provided:

The Company has a partially-completed timeshare building and the purchaser acquires the VOI in such partially-completed timeshare building by paying to the Company 100% of the purchase price at closing when the contract is signed by the purchaser. The signing of the contract and receipt in cash of the full purchase price by the Company are simultaneous.

We recognize revenues under the POC method once the statutory rescission period has elapsed (the duration of which varies by state) as the criteria for the full accrual method set forth in Item I above, have been met, except for the fact that the relevant timeshare building is still under construction.

We recognize the revenues under the POC method based upon Paragraph 37 of SFAS No. 66:

a.	Construction is beyond a preliminary stage.

Prior to recognizing the revenues under the percentage-of-completion method, the Company’s accounting staff communicates with construction personnel at the relevant timeshare resort to ensure that this criterion has been met for the partially-completed building in which the relevant VOI sale is made. The Company’s criteria for determining that construction is beyond a preliminary stage are based on confirmation of completion of engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation.

b.	The purchaser is committed to the extent of being unable to require a refund, except for non-delivery of the VOI.

The commitment of the purchaser is identical in both the case of the purchase of a VOI in a completed building (Item I above) and the purchase of a VOI in a building under construction (this Item III). The purchaser has paid 100% of the purchase price at closing and signed a contract. The purchaser is only entitled to a refund if non-delivery occurs. As discussed above, the Company does not begin to recognize revenues until the mandatory statutory rescission period has elapsed (which varies by state).

c.	Sufficient VOIs have already been sold to assure that the entire property will not revert to rental property. In determining whether this condition has been met, the Company considers the requirements of state law, the timesharing contract and minimum sales levels.

In the approximately 25 years that the Company and its predecessors have been involved in the vacation ownership business, none of its properties have ever reverted to a rental property. In addition, the Company has no intention of converting future vacation ownership buildings into rental properties.

d.	Sales prices are collectible, because the Company received 100% of the purchase price from the purchaser at closing; therefore, there is no need to evaluate the sale for initial and continuing investment because 100% of the purchase price is received at the time of sale.

e.	Aggregate sale proceeds and costs can be reasonably estimated. Consideration is given to sales volume, trends of VOI sale prices, demand for the VOIs (including seasonal factors), the developer’s experience, geographic location and environmental factors.

As referenced above, the Company and its predecessors have been in the business of developing vacation ownership resorts for approximately 25 years, and the Company currently has a staff of approximately 60 employees in the product development department who have extensive experience in the construction industry. This extensive industry experience and knowledge provides the Company with an adequate basis to provide estimates that are materially accurate for use in the percentage-of-completion calculation. In addition, many of the construction contracts that the Company enters into are fixed-price contracts that further increase the accuracy of the cost amounts utilized in the percentage-of-completion calculation.

IV.	POC Method Where Seller Financing is Provided

The following describes a typical scenario where we would recognize revenues on a sale of a VOI under the POC method where seller financing is provided:

The Company has a partially-completed timeshare building and the purchaser acquires the VOI in such partially-completed timeshare building with a minimum 10% down payment, with the Company providing financing for the remaining 90% (or less) of the purchase price.

We apply the same criteria as described in Item II above (as it relates to the criteria for revenue recognition where seller financing is provided), and Item III above (as it relates to the criteria for utilization of the POC accounting method) (Paragraph 37 of SFAS 66).

In addition, we also note that SOP 04-2 supports our past and current revenue recognition policy of using the POC accounting method in those cases where seller financing is provided. In particular, we note the application of this method in Timesharing Example 3 of Appendix B to the SOP (the “Example”). This Example provides the methodology to be utilized by a developer when applying the POC accounting method to sales in which the purchaser made a 10% down payment. Consistent with the example, we recognize the revenues that have been deferred as additional construction expenditures are made so that, upon completion of the building, 100% of the revenues has been recognized.

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As discussed above, we believe that we properly apply the relevant accounting standards in connection with our recognition of revenue for the sale of VOIs. As we discussed with the Staff, we would appreciate the opportunity to discuss with the Staff any questions the Staff may have regarding our response. In this regard, please contact Gina Wilson (at the number provided below) so that we may address any such questions as expeditiously as possible.

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In addition, we note that the amended Registration Statement also updates the disclosure in the Information Statement to reflect the announcement on June 30, 2006 that Cendant Corporation (“Cendant”) has entered into a definitive agreement to sell its wholly-owned subsidiary, Travelport Inc. (“Travelport”), which holds the assets and liabilities of Cendant’s Travel Distribution Services businesses, to an affiliate of the Blackstone Group for $4.3 billion in cash. As previously discussed with the Staff, the disclosure regarding the sale of Travelport is substantially similar to the disclosure contained in Realogy Corporation’s most recent amendment to its Registration Statement on Form 10, which was filed on July 6, 2006.

The revised disclosure describes the implications that the sale of Travelport, which Cendant expects to close in August 2006 (approximately four weeks after the completion of the Company’s separation from Cendant), will have on the Company, including the contribution by Cendant of a significant portion of the proceeds from such sale to the Company for the purpose of reducing the indebtedness that the Company will incur at the time of its separation from Cendant. As discussed with the staff of the Securities and Exchange Commission on June 30, 2006, the pro forma financial statements and data presented in the Registration Statement have been revised to include a separate column giving pro forma effect to the Travelport sale, in order to provide investors with a view of the Company (i) first, upon completion of the Company’s separation from Cendant and (ii) second, upon the expected completion of the sale of Travelport approximately four weeks later, after giving effect to such sale and the Company’s receipt of a portion of the proceeds therefrom. The revised pro forma financial statements and data also give effect to refinements to our FIN 45 and FAS 5 amounts.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (973) 496-2455.

Very truly yours,

/s/ Virginia M. Wilson

Virginia M. Wilson

cc:	Geoffrey Ossias
Matthew Maulbeck
Josh Forgione
Eric J. Bock
Daniel E. Wolf

Attachment A

Revenue Recognition (Page F-27)

Vacation Ownership

The Company markets and sells VOIs to individual consumers, provides consumer financing in connection with the sale of VOIs and provides property management services at resorts. The Company’s vacation ownership business derives the majority of its revenues from sales of VOIs and derives other revenues from consumer financing and property management. The Company’s sales of VOIs are either cash sales or Company-financed sales. In order for the Company to recognize revenues of VOI sales ~~of VOIs on a~~ under the full accrual ~~basis~~ method of accounting described in SFAS No. 66 “Accounting of Sales of Real Estate” for fully constructed inventory, a binding sales contract must have been executed, the statutory rescission period must have expired~~,~~ (after which time the purchaser is not entitled to a refund except for non-delivery by the Company), receivables must have been deemed collectible and the remainder of the Company’s obligations must have been substantially completed. In addition, before the Company recognizes any revenues on VOI sales, the purchaser of the VOI must have met the initial investment criteria and, as applicable, the continuing investment criteria, by executing a legally binding financing contract. A purchaser has met the initial investment criteria when a minimum down payment of 10% is received by the Company. In those cases where financing is provided to the purchaser by the Company, the purchaser is obligated to remit monthly payments under financing contracts that represent the purchaser’s continuing investment. The ~~continuing investment criteria is met as the~~ contractual terms of ~~the loan~~ Company-provided financing arrangements require that the contractual level of annual principal payments be sufficient to amortize the loan over a customary period for the VOI being financed~~. If all the criteria are met but construction~~, which is generally seven to ten years, and payments under the financing contracts begin within 45 days of the sale and receipt of the minimum down payment of 10%. If all the criteria for a VOI sale to qualify under the full accrual method of accounting have been met, as discussed above, except that construction of the VOI purchased is not complete, the Company recognizes revenues using the percentage-of-completion method of accounting provided that the preliminary construction phase is complete and that a minimum sales level has been met (to assure that the property will not revert to a rental property). ~~For percentage-of-completion accounting, the~~The preliminary stage of development is deemed to be complete when the engineering and design work is complete, the construction contracts have been executed, the site has been cleared, prepared and excavated, and the building foundation is complete. The completion percentage is determined by the proportion of real estate inventory costs and certain sales and marketing and interest costs incurred to total estimated costs. These estimated costs are based upon historical experience and the related contractual terms. The remaining revenue and related costs of sales, including commissions and direct expenses, are deferred and recognized as the remaining costs are incurred. Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as restricted cash and deposits within other current assets and deferred income, respectively, on the Combined Balance Sheets. Commissions and other direct costs related to the sale are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, non-recoverable expenses are charged to operating expense in the current period on the Combined Statements of Income.